June 10, 2025

Arik Kaufman
Chief Executive Officer
Steakholder Foods Ltd.
5 David Fikes St., P.O. Box 4061
Rehovot, Israel 7638205

       Re: Steakholder Foods Ltd.
           Draft Registration Statement on Form F-1
           Submitted June 6, 2025
           CIK No. 0001828098
Dear Arik Kaufman:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Gary Emmanuel